UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hartree Bulk Storage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 1,375,000 common units. Based on a total of 26,226,255 common units of the Issuer outstanding as of May 24, 2021.

1	NAME OF REPORTING PERSON HP Bulk Storage Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Hartree Bulk Storage, LLC. Based on a total of 26,226,255 common units of the Issuer outstanding as of May 24, 2021.

1	NAME OF REPORTING PERSON Sprague HP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.30% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 18,173,849 common units. Based on a total of 26,226,255 common units of the Issuer outstanding as of May 24, 2021.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.30% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Solely in its capacity as the sole member of Sprague HP Holdings, LLC, the direct owner of 18,173,849 common units. Based on a total of 26,226,255 common units of the Issuer outstanding as of May 24, 2021.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.30% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the general partner of Hartree Partners, LP, which is the sole member of Sprague HP Holdings, LLC. Based on a total of 26,226,255 common units of the Issuer outstanding as of May 24, 2021.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on October 2, 2020 and Amendment No. 3 filed with the SEC on April 20, 2021. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Original 13D.

Item 2. Identity and Background

Item 2(a)—(c), (f) of the Original 13D is hereby amended and restated in its entirety as follows:

(a)—(c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i.)	Hartree Bulk Storage, LLC, a Delaware limited liability company (“Hartree Bulk Storage”), solely in its capacity as the direct owner of 1,375,000 common units;

(ii.)

HP Bulk Storage Manager, LLC (“HP Bulk Storage Manager”), solely in its capacity as the managing member of Hartree Bulk Storage. The management committee of HP Bulk Storage Manager is comprised of three members and such committee establishes the trading guidelines of Hartree Bulk Storage;

(iii.)	Sprague HP Holdings, LLC, a Delaware limited liability company (“Sprague HP Holdings”), solely in its capacity as the direct owner of 18,173,849 common units;

(iv.)	Hartree Partners, LP, a Delaware limited partnership (“Hartree”), solely in its capacity as the sole member of Sprague HP Holdings; and

(v.)

Hartree Partners GP, LLC, a Delaware limited liability company (“Hartree GP”), solely in its capacity as the general partner of Hartree, which is the sole member of Sprague HP Holdings. The management committee of Hartree GP is comprised of six members and such committee establishes the trading guidelines of Hartree and Sprague HP Holdings. Hartree GP is also the general partner of an entity that holds membership interests in Hartree Bulk Storage. However, Hartree GP does not have voting or investment power over the common units held by Hartree Bulk Storage.

The Reporting Persons have entered into a joint filing agreement, dated as of May 28, 2021, a copy of which is attached to Amendment No. 4 as Exhibit C.

Set forth in Annex C to Amendment No. 4 is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex C is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons is 1185 Ave of the Americas, New York, NY 10036.

The principal business of Sprague HP Holdings is investing in securities of the Partnership. The principal business of Hartree is commodities trading. The principal business of Hartree Bulk Storage is providing bulk storage and logistics solutions. The principal business of Hartree GP is performing the function of, and serving as, the general partner of Hartree. The principal business of HP Bulk Storage Manager is performing the function of, and serving as, the managing member of Hartree Bulk Storage.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

In connection with the closing of the transactions contemplated by the Purchase Agreement, on May 28, 2021, Sprague HP Holdings acquired (i) 16,058,484 common units (the “Subject Common Units”) of the Partnership, (ii) 100% of the outstanding membership interests (the “GP Interests”) of Sprague Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership, and (iii) 100% of the incentive distribution rights of the Partnership (the “IDRs”). The aggregate consideration paid to Seller by Sprague HP Holdings was $290,000,000, consisting of (a) $264,964,986 attributable to the Subject Common Units, at a price of $16.50 per Subject Common Unit, and (b) $25,035,014 attributable to the GP Interests and the IDRs, collectively.

Sprague HP Holdings funded the closing consideration with cash through capital contributions from Hartree.

Between September 30 and November 9, 2020, Hartree purchased in open market transactions 28,507 common units at prices ranging from $15.00 to $15.98, for a total consideration of $455,113.41. The source of funds for such transactions was the capital contributions of Hartree’s limited partners. No borrowed funds were used to purchase such common units.

On May 25, 2021, Hartree transferred all of its 2,115,365 to Sprague HP Holdings, a wholly owned subsidiary of Hartree, for no consideration.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by inserting the following information at the end of Item 4:

Each of Stephen Hendel, Stephen Semlitz, Jonathan Guy Merison, Scott Levy and Heiko Voelker is an employee of Hartree or its affiliates. Each was designated by Sprague HP Holdings, a wholly owned subsidiary of Hartree, to serve as a member of the Board (as defined below) and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,226,255 common units of the Issuer outstanding as of May 24, 2021. As of the date hereof, (i) each of Hartree Bulk Storage and HP Bulk Storage Manager may be deemed to be the beneficial owner of 1,375,000 common units, which represents approximately 5.24% of the total outstanding common units, (ii) Sprague HP Holdings may be deemed to be the beneficial owner of 18,173,849 common units, which represents approximately 69.30% of the total outstanding common units and (iii) each of Hartree and Hartree GP may be deemed to be the beneficial owner of 18,173,849 common units, which represents approximately 69.30% of the total outstanding common units. Collectively, the Reporting Persons beneficially own an aggregate of 19,548,849 common units, which represents approximately 74.54% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by inserting the following information at the end of Item 6:

Purchase Agreement Closing

On May 28, 2021, the transactions contemplated by the Purchase Agreement closed and Sprague HP Holdings acquired the Subject Common Units, the GP Interests and the IDRs from Seller.

Director Designation Rights

Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (“Sprague GP”), dated May 28, 2021 (the “Sprague GP LLC Agreement”), Sprague HP Holdings, as the sole member of Sprague GP, which is the general partner of the Partnership, has the ability to cause the election of the members of the board of directors (the “Board”) of Sprague GP. Following the completion of the transactions contemplated by the Purchase Agreement, Sprague HP Holdings appointed Stephen Hendel, Stephen Semlitz, Jonathan Guy Merison, Scott Levy and Heiko Voelker as members of the Board, and Michael D. Milligan, Sally A. Sarsfield, Gary A. Rinaldi and Ben J. Hennelly resigned from the Board. David C. Glendon, Beth A. Bowman and C. Gregory Harper continued to serve on the Board.

Sprague GP LLC Agreement

Pursuant to the Sprague GP LLC Agreement, Sprague HP Holdings, as the sole member of Sprague GP, must consent to certain actions approved by the Board with respect to Sprague GP, including the (i) commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by Sprague GP or a material subsidiary thereof; (ii) a merger, consolidation, recapitalization or similar transaction involving Sprague GP, the Partnership or a material subsidiary thereof; (iii) a sale, exchange or other transfer not in the ordinary course of business of a substantial portion of the assets of the Partnership or a material subsidiary of the Partnership, viewed on a consolidated basis, in one or a series of related transactions; (iv) dissolution or liquidation of Sprague GP or the Partnership; and (v) a material amendment of the partnership agreement of the Partnership.

Partnership LP Agreement

The First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, dated October 30, 2013 (as amended, the “Partnership Agreement”) contains various provisions with respect to the common units governing, among other matters, voting, distributions, transfers, the general partner’s limited call right and allocations of profits and losses to the partners. Sprague HP Holdings, as the sole member of Sprague GP, controls the general partner of the Partnership.

The foregoing descriptions of the Sprague GP LLC Agreement and Partnership Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit C	Joint Filing Agreement

Exhibit 2	Second Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC, dated May 28, 2021

Exhibit 3	Composite copy of the First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP, dated as of October 30, 2013, as amended by Amendment No. 1, effective December 20, 2017, Amendment No. 2, effective October 25, 2019, and Amendment No. 3, effective March 1, 2021 (incorporated by reference to Exhibit 3.8 to Sprague Resources LP’s Annual Report on Form 10-K filed on March 5, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2021

SPRAGUE HP HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE BULK STORAGE, LLC

By:	HP BULK STORAGE MANAGER, LLC
Its:	Managing Member

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HP BULK STORAGE MANAGER, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

ANNEX C

Each of the individuals identified in this Annex C disclaim beneficial ownership over the common units reported herein.

Hartree Bulk Storage, LLC

The managing member of Hartree Bulk Storage, LLC is HP Bulk Storage Manager, LLC.

HP Bulk Storage Manager, LLC

The name and principal occupation of each of the members of the Management Committee of HP Bulk Storage Manager, LLC are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Stephen M. Hendel	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States

Stephen M. Semlitz	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States

Jonathan Guy Merison	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States

Sprague HP Holdings, LLC

The sole member of Sprague HP Holdings, LLC is Hartree Partners, LP.

Hartree Partners, LP

The general partner of Hartree Partners, LP is Hartree Partners GP, LLC.

Hartree Partners GP, LLC

The name and principal occupation of each of the members of the Management Committee of Hartree Partners GP, LLC are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Stephen M. Hendel	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States

Stephen M. Semlitz	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States

Jonathan Guy Merison	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States

Robert O’Leary	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director and Co-Portfolio Manager, Oaktree	United States

Brook Hinchman	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States

Jordan Mikes	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States